**CODA MUSIC INC**

**ANNUAL REPORT AND FINANCIAL STATEMENTS**

**FOR THE 12 MONTHS ENDED 31 DECEMBER 2019**

**UNAUDITED**

**CONTENTS**

**PAGE**

**The following page does not form an integral part of these financial statements**

**DIRECTORS REPORT**

The directors submit their report and the financial statements for 12 months period ended
31 December 2019 which disclose the state of affairs of the company.
Business operations started in March 2019 and this is the first financial report since incorporation

**INCORPORATION**

CODA MUSIC INC, INC ("the Company") was formed 1/25/2019 as a C Corp company under
the laws of the  state of Delaware and shall continue in perpetual existence, unless dissolved
or terminated at an earlier date. The company commenced operations on  March 2019

**PRINCIPAL ACTIVITY**

The principal activities of the company is that of internet radio service.

**BUSINESS REVIEW**

The company commenced operations during the 12 months period ending 31 December 2019 and
more growth is projected as the company gains more clients.

**SHARE CAPITAL**

The company commenced with an authorised, issued and fully paid up share capital of $700,000
representing 303,031 ordinary shares of $2.31 each.

**DIRECTOR**

The director who held office during the year and to the date of this report is shown on page 1.

In accordance with the company's Articles of Incorporation, no director is due for retirement by rotation.

**FINANCIAL HIGHLIGHTS**

Coda Music Radio Provide its listeners with community engagement projects and
broadcasts 24 hours of POP, R&B and Rap music over the web,android and IOS

Major funding sources for Coda Music has been shareholders contributions and angel investors

**BY ORDER OF THE BOARD**

_____
**DIRECTOR**
**USA**

_____ 9/9 _____ 2020

## STATEMENT OF INCOME

|  | Notes | 2019 USD Total |
|---|---|---|
| **INCOME** | | |
| Total Income | | |
| GROSS PROFIT | | 0.00 |
| **EXPENSES** | | |
| Advertising | 1 | 28,556.88 |
| Bank Charges | | 335.04 |
| Computer Services & Supplies | | 7,477.54 |
| Independent Contractors | | 9,261.60 |
| Legal & Professional | | 13,025.00 |
| Office Expense | | 1,540.41 |
| Officer Compensation | | 229,999.90 |
| Supplies | | 130.79 |
| Taxes & Licenses | | |
| Payroll Taxes | | 17,910.80 |
| Communication Costs | | 16,728.70 |
| Total Expenses | | 324,966.66 |
| **NET OPERATING INCOME** | | **(324,966.66)** |

The notes on pages 7 to 10 form an integral part of these financial statements.

## BALANCE SHEET

| | Notes | As at 31 Dec 2019 USD |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| **Bank Accounts** | | |
| PNC Checking (9171) | 2 | 329,354.24 |
| **Total Bank Accounts** | | 329,354.24 |
| **Total Current Assets** | | 329,354.24 |
| **Fixed Assets** | | |
| **Capitalised Software Costs** | | 55,404.50 |
| **Total Fixed Assets** | | 55,404.50 |
| **TOTAL ASSETS** | | 384,758.74 |
| **LIABILITIES AND EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| **Other Current Liabilities** | | |
| **Direct Deposit Payable** | | 0.00 |
| **Payroll Liabilities** | | |
| **Federal Taxes (941/944)** | | 5,557.08 |
| **Federal Unemployment (940)** | | 84.00 |
| **FL Unemployment Tax** | | 0.00 |
| **MD Income Tax** | | 4,084.64 |
| **MD Unemployment Tax** | | 0.00 |
| **Total Payroll Liabilities** | | 9,725.72 |
| **Total Other Current Liabilities** | | 9,725.72 |
| **Total Current Liabilities** | | 9,725.72 |
| **Total Liabilities** | | 9,725.72 |
| **Equity** | | |
| **Capital Stock** | | |
| Akiva Gross | | 10,000.00 |
| Chae Shim | | 159,999.84 |
| David Bickel | | 10,000.00 |
| Guy Matthew Jillings | | 80,000.00 |
| Jacob Blumenfeld | | 159,999.84 |
| Mayer Teles | | 40,000.00 |
| Phil Pao | | 160,000.00 |
| Richard Morrison | | 80,000.00 |
| **Total Capital Stock** | 3 | 699,999.68 |
| **Retained Earnings** | | |
| **Net Income** | | (324,966.66) |
| **Total Equity** | | 375,033.02 |
| **TOTAL LIABILITIES AND EQUITY** | | 384,758.74 |

The financial statements on pages 7 to 10 were approved and authorised for issue the Board of Director on _____ 9/9 _____ 2020 and were signed on its behalf by:

_____ DIRECTOR

The notes on pages 7 to 10 form an integral part of these financial statements.

**STATEMENT OF CHANGES IN EQUITY**

| | Notes | Share capital USD | Retained earnings USD | Total USD |
|---|---|---|---|---|
| **For the 12 Months ended 31 December 2019** | | | | |
| At start of year | | - | - | - |
| Issue of ordinary shares | 5 | 700,000 | - | 700,000 |
| Profit for the year | | - | (324,967) | |
| At end of year | | 700,000 | (324,967) | 700,000 |

The notes on pages 7 to 10 form an integral part of these financial statements.

## STATEMENT OF CASH FLOWS

| | Notes | As at 31 Dec 2019 USD |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income | | **(324,966.66)** |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Direct Deposit Payable | | **0.00** |
| Payroll Liabilities:Federal Taxes (941/944) | | 5,557.08 |
| Payroll Liabilities:Federal Unemployment (940) | | 84.00 |
| Payroll Liabilities:FL Unemployment Tax | | 0.00 |
| Payroll Liabilities:MD Income Tax | | 4,084.64 |
| Payroll Liabilities:MD Unemployment Tax | | 0.00 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | | **9,725.72** |
| Net cash provided by operating activities | | **(315,240.94)** |
| **INVESTING ACTIVITIES** | | |
| Capitalised Software Costs | | (55,404.50) |
| Net cash provided by investing activities | | **(55,404.50)** |
| **FINANCING ACTIVITIES** | | |
| Capital Stock | | 699,999.68 |
| Net cash provided by financing activities | | **699,999.68** |
| Net cash increase for period | | **329,354.24** |
| Cash at beginning of period | | 0.00 |
| Cash at end of period | 4 | **329,354.24** |

The notes on pages 7 to 10 form an integral part of these financial statements.

**NOTES**


  **1   Summary of Significant Accounting Policies**

**a)   Basis of Accounting**
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

**b)   Use of Estimates**
The preparation of the financial statement in conformity with accounting principles generally accepted in the  United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets *and liabilities at fiscal year-end. Actual results could differ from those estimates.*

**c)   Risks and Uncertainties**
The Company has a limited operating history. The Company's business and operations are and economic conditions in the United States. A host of factors beyond the Company's fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local control could cause competition or changes in customer  behavior. **These adverse conditions could affect the Company's financial condition and the . results of its operations**


**d)   Cash and Cash Equivalents**
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents

**NOTES (CONTINUED)**

### 1. Summary of Significant Accounting Policies (continued)

#### *Accounts Receivable*
The Company's trade receivables are recorded when billed and represent claims against third parties
that will be settled in cash. The carrying value of the Company's receivables, net of the allowance
for doubtful accounts, represents their estimated net realizable value. The Company evaluates
the collectability of accounts receivable on a customer-by-customer basis.

The Company records a reserve for bad debts against amounts due to reduce the net recognized
receivable to an amount the Company believes will be reasonably collected. As of June 30, 2020,
the Company has no receivables and has not recorded an allowance for doubtful accounts.

#### *Income Taxes*
The Company is treated as a disregarded entity for federal income tax purposes,
in accordance with single member limited liability company rules. All tax effects
of the Company's income or loss are passed through to the member. Therefore,
no provision or liability for Federal or State Income Taxes is included in these financial statements.

#### Advertising Expenses
The Company expenses advertising costs as they are incurred .

#### Subsequent Events
The Company has evaluated subsequent events through July 23, 2020, the date through which
the financial statements were available to be issued. It has been determined that no events
require additional disclosure.

#### Fixed Assets
The Company capitalizes assets with an expected useful life of one year or more, and an
original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis
over management's estimate of each asset's useful life.

**NOTES (CONTINUED)**

|  |  | 2019 USD |
|---|---|---:|
| **2** | **Advertising Costs** | **28,557** |

Advertising Costs relate to adverting done to acquire and grow users acquire users

**3 Cash and cash equivalents**

| | |
|---|---:|
| Cash at bank and in hand | 329,354 |

For the purposes of the statement of cash flows, the year-end
cash and cash equivalents comprise the above.

**4 Share capital**

**Authorised, issued and fully paid:**

| | |
|---|---:|
| 303,031 ordinary shares of $ 2.31 | 700,000 |

The company commenced with an authorised, issued and fully paid up share
capital of $700,000 representing 303,031 ordinary shares of $2.31 each.

| | |
|---|---:|
| **5 Cash at bank and in hand** | **329,354** |

For the purposes of the statement of cash flows, the year-end
cash and cash equivalents comprise the above.

**6 Presentation currency**

The financial statements are presented in United States Dollar (USD)